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                                                                    EXHIBIT 99.1

                      MORGAN STANLEY SENIOR FUNDING, INC.
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036


                                                                   July 21, 1997

Extended Stay America, Inc.
450 East Las Olas Boulevard
Suite 1100
Ft. Lauderdale, FL  33301

Attention:  Mr. Robert A. Brannon


re   Financing Letter
     ----------------


Ladies and Gentlemen:

     You have advised Morgan Stanley Senior Funding, Inc. ("MSSF") that you would like to enter into a $500 million senior secured revolving credit facility (the "Revolving Credit Facility") for your general corporate purposes, including the construction and acquisition of extended stay hotel properties. A preliminary summary of the terms and conditions of the Revolving Credit Facility is attached as Exhibit A to this letter (the "Summary of Terms"). In conjunction with the establishment of the Revolving Credit Facility, and at your option, you may elect to issue up to the Aggregate Permitted Amount (as defined below) of unsecured senior subordinated notes (which may or may not be convertible into equity), on terms reasonably satisfactory to you and MSSF (with any notes so issued being herein called the "Senior Subordinated Notes") which, in the case of non-convertible notes, are generally outlined in Exhibit B to this letter (the "Senior Subordinated Notes Summary of Terms"). As used herein, the terms (x) "Transaction" shall refer to the financing to be extended pursuant to the Revolving Credit Facility and, if same are issued, the Senior Subordinated Notes, (y) "Aggregate Permitted Amount" shall mean $300 million; provided that such amount shall be increased by the sum of (i) the lesser of $300 million or the aggregate principal amount of Senior Subordinated Notes issued by the Borrower within six months after the Closing Date, (ii) 50% of the net cash proceeds of common equity issued by the Borrower after the date of this letter and (iii) 33% of the net cash proceeds received by the Borrower from any issuance by it of Qualified Convertible Senior Subordinated Notes (excluding any Qualified Convertible Senior Subordinated Notes already included as an adjustment pursuant to preceding clause (i)), and (z) "Qualified Convertible Senior Subordinated Notes" shall mean Senior Subordinated Notes issued by the Borrower which (i) are convertible into common equity of the Borrower, (ii) bear interest (after giving effect to any original issue discount) at a rate per annum not to exceed 7 1/2% and (iii) mature at least one year after the final maturity of the
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Revolving Credit Facility. It is our understanding that, after giving effect to the Transaction, Extended Stay America, Inc. (the "Borrower") and its subsidiaries will have no indebtedness or preferred stock outstanding other than the indebtedness incurred pursuant to the Transaction and such other indebtedness, if any, as is satisfactory to MSSF.

     MSSF is pleased to confirm that it is willing to commit to provide, subject to and upon the terms and conditions set forth herein and in the Summary of Terms, 100% of the $500 million Revolving Credit Facility. As you are aware, this letter does not constitute a commitment on the part of MSSF or any of its affiliates with respect to the Senior Subordinated Notes. It is understood that MSSF shall act as Syndication Agent and Arranger for the Revolving Credit Facility. MSSF will identify a lender to act as Administrative Agent for the Revolving Credit Facility, provided that if no such lender is identified, MSSF will act as Administrative Agent. It is understood that the MSSF shall be permitted to designate one or more lenders as agents or co-agents, as the case may be, reasonably acceptable to the Borrower with respect to the Revolving Credit Facility, which lenders shall have such titles as may be determined by MSSF.

     MSSF reserves the right, prior to or after execution of the definitive credit documentation for the Revolving Credit Facility, to syndicate all or part of its commitments for the Revolving Credit Facility to one or more lending institutions (the "Lenders") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by MSSF. MSSF shall commence syndication efforts promptly after the execution of this letter by you and you agree actively to reasonably assist MSSF in achieving a successful syndication. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of the Borrower and the proposed syndicate members. To reasonably assist MSSF in its syndication efforts, you hereby agree (a) to provide and cause your advisors to provide MSSF and the other syndicate members upon request with all information reasonably deemed necessary by MSSF to complete syndication, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to the transactions contemplated hereby and (b) to reasonably assist MSSF upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Revolving Credit Facility and (c) to make available your senior officers and representatives from time to time and to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries at a meeting or meetings of lenders or prospective lenders.

     As you are aware, MSSF has substantially completed its business due diligence with respect to the Borrower and its subsidiaries, but has not yet had the opportunity to conduct its legal and environmental due diligence analysis and review with respect to the Borrower and its subsidiaries. You agree to reasonably cooperate with MSSF to enable it to complete said legal and environmental due diligence prior to the execution of the Revolving Credit Facility. MSSF's commitment hereunder is subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, property, assets, nature of assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole, (b) our not becoming aware after the date

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hereof of any information or other matter affecting the Borrower and its subsidiaries or the transactions contemplated hereby, which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us by the Borrower prior to the date hereof, (c) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, would materially impair the syndication of the Revolving Credit Facility, (d) prior to and during the syndication of the Revolving Credit Facility, there being no competing offering, placement or arrangement of any debt securities (other than the Senior Subordinated Notes) or bank financing by or on behalf of the Borrower or any of its subsidiaries, and (e) the other conditions set forth or referred to in the Summary of Terms. MSSF shall not be responsible or liable for any consequential damages which may be alleged as a result of its failure to provide, or participate in, the Revolving Credit Facility other than as a result of the gross negligence or willful misconduct of MSSF.

     To induce MSSF to issue this letter, you hereby agree that all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel and consultants) of MSSF and its affiliates arising in connection with this letter (and its due diligence and syndication efforts in connection herewith) and in connection with the transactions described herein shall be for your account, whether or not the Revolving Credit Facility is made available or definitive credit documents are executed. In addition, you hereby agree to pay when and as due the fees described in the enclosed "Fee Letter". You further agree to indemnify and hold harmless each Lender (including without limitation MSSF as a party to this letter and the Fee Letter, and in its capacity as an agent and as a Lender) and each director, officer, employee and affiliate thereof (each an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve such Lender or any such other indemnified person as a result of or arising out of or in any way related to or resulting from this letter and, upon demand, to pay and reimburse each Lender and each other indemnified person for any legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Lender or any such other indemnified person is a party to any action or proceeding out of which any such expenses arise, and whether any such action, suit or proceeding is between you and a Lender or any other indemnified person or between any indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability which resulted primarily from the gross negligence or willful misconduct of such indemnified person. This letter is issued for your benefit only and no other person or entity may rely hereon.

     MSSF reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to MSSF in such manner as MSSF and such affiliates may agree in their sole discretion. You acknowledge that MSSF may share with any of its affiliates, and such affiliates may share with MSSF, any information related to the Transaction, the Borrower and its subsidiaries and affiliates, or any of the matters contemplated hereby.

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     MSSF agrees that it will use its reasonable best efforts not to disclose without your prior consent (other than to its directors, employees, auditors, advisors or counsel, provided such persons shall be subject to the provisions of this paragraph to the same extent as MSSF) any confidential information with respect to the Borrower or any of its subsidiaries obtained from you by virtue of the transactions contemplated by this letter, provided that MSSF may disclose any such information (a) as has become generally available to the public other than by virtue of a breach of this paragraph by MSSF, (b) to the extent such information was legally in the possession of MSSF prior to its receipt from or on behalf of the Borrower or any of its subsidiaries and was from a source not known to MSSF to be (x) bound by a confidentiality agreement with the Borrower or (y) otherwise prohibited from transmitting the information to MSSF by a contractual, legal or fiduciary obligation, (c) such information becomes available to MSSF from a source other than the Borrower or any of its subsidiaries and such source is not known to MSSF to be (x) bound by a confidentiality agreement with the Borrower or (y) otherwise prohibited from transmitting the information to MSSF by a contractual, legal or fiduciary obligation, (d) as may be required or reasonably appropriate in any report, statement or testimony submitted to any municipal, state or Federal regulatory body having or claiming to have jurisdiction over MSSF or to the Federal Reserve Board, the Federal Deposit Insurance Corporation, the NAIC or similar organizations (whether in the United States or elsewhere) or their successors,
(e) as may be required or reasonably appropriate in respect to any summons or subpoena or in connection with any litigation, (f) in order to comply with any law, order, regulation or ruling applicable to MSSF, and (g) to Lenders or prospective Lenders in connection with the syndication of the Revolving Credit Facility, provided that such Lenders or prospective Lenders shall have agreed to be subject to the provisions of this paragraph.

     The provisions of the immediately preceding three paragraphs shall survive any termination of this letter.

     MSSF's willingness to provide the Revolving Credit Facility as set forth above will terminate on October 15, 1997, if a definitive credit agreement evidencing the Revolving Credit Facility, reasonably satisfactory in form and substance to MSSF and drafted by its counsel (the "Credit Agreement"), shall not have been entered into prior to such date (with the date of the entering into of the Credit Agreement being herein called the "Closing Date"). MSSF will use its reasonable good faith efforts to cause the Closing Date of the Revolving Credit Facility to occur on or prior to the date referenced above, assuming your cooperation.

     Except as otherwise required by law or unless MSSF has otherwise consented, you are not authorized to show or circulate this letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation hereof). If this letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to MSSF.

     If you are in agreement with the foregoing, please sign and return to MSSF (including by way of facsimile transmission), the enclosed copy of this letter, together with the related fee letter, no later than 6:00 p.m., New York time, on July 23, 1997. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of

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which when executed and delivered, shall be an original, but all of which shall together constitute one and the same instrument.

     THIS LETTER AND THE RELATED FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER AND/OR THE RELATED FEE LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER AND/OR THE RELATED FEE LETTER OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

                                Very truly yours,

                                MORGAN STANLEY SENIOR FUNDING, INC.



                                By
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                                    Title:


Agreed to and Accepted as of
this 21st day of July, 1997:

EXTENDED STAY AMERICA, INC.



By
  --------------------------------
 Title:

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